UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

          The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name: Patriot Capital Funding, Inc.

Address of Principal Business Office:	61 Wilton Road, Second Floor
Westport, Connecticut 06880

Telephone Number: (203) 277-7778

          The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

          Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Westport and the State of Connecticut on the 11th day of May, 2005.

Patriot Capital Funding, Inc.

By:	/s/ William E. Alvarez, Jr.

Title:	Executive Vice President and Chief Financial Officer

Attest:	/s/ Timothy W. Hassler

Title:	Chief Operating Officer and Chief Financial Officer